UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2005

Commission File Number  000-50443

NOVAGOLD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC
Canada  V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 13, 2005

99.2	Interim Financial Statements for the Period Ended February 28, 2005

99.3	Management Discussion and Analysis for the Period Ended February 28, 2005

99.4	Form 52-109FT2 Certification of Interim Financial Statements - CEO

99.5	Form 52-109FT2 Certification of Interim Financial Statements - CFO

SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

NOVAGOLD RESOURCES INC.

Dated: April 13, 2005	By:	/s/ Elaine Sanders
	Name:	Elaine Sanders
	Title:	Controller